

March 1, 2021

Raymond Fu
Chief Executive Officer
Uonlive Corporation
1107, Lippo Centre Tower 1
89 Queensway
Admiralty, Hong Kong

> **Re: Uonlive Corporation**
> **Registration Statement on Form 10-12G**
> **Filed February 4, 2021**
> **File No. 000-26119**

Dear Mr. Fu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Risk Factors, page 6

1. Please add a risk factor that Raymond Fu, your Chief Executive Officer, has significant control over all matters requiring stockholder approval given his share ownership. Specify the amount of total voting control held by Raymond Fu, including holdings of Series B Preferred Shares through his interest in Chuang Fu Qu Kaui Lian Technology. In this regard, we note that holders of Series B Preferred Shares are entitled to 1,000 votes per preferred share.

Exhibits

2.	Please file the bylaws of the company. See Item 601(b)(3)(ii) of Regulation S-K.

General

3.	You state that the company's current business objective is to seek a business combination with an operating company and that you intend to use the company's limited personnel and financial resources in connection with such activities. However, you also state that you are transitioning into a business in the tea industry. Please clarify the current operations of the business and the company's intention regarding its future operations. If the company is currently operating a tea business, discuss the steps that the company has undertaken to become a revenue generating business. If you are not operating a business and intend to seek a business combination, disclose that you are a blank check company. In appropriate places throughout your filing, including but not limited to your risk factor section, provide details regarding compliance with Rule 419 in connection with any offering of your securities. Further, include a risk factor regarding your shell company status and discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

4.	Please discuss the business of Asia Image Investment Limited. Explain whether the business of Asia Image in trade and consulting in Hong Kong is related to the tea business. Given that Raymond Fu was the sole shareholder of Asia Image and received 100,000 shares of the company, this is a related party transaction that should be disclosed under Item 404 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Timothy Lam